December 19, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Maryse Mills-Apenteng, Special Counsel

Re:	First Social Networx Corp. ("the Company") Amendment No. 1 to Registration Statement on Form S-1 File No. 333-177785 Filed November 7, 2011

Dear Ms. Mills-Apenteng:

In response to your letter of December 2, 2011 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed November 7, 2011, we herewith transmit the Company’s First Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

Cover Page

1.

Please remove the references to the dollar amount of $45,000, which appears in several places on the cover page including at the top of the page, since there is no assurance that the offering will be fully subscribed. Instead, if you wish to reference the dollar amount from the potential sale of securities offered under this registration statement, you should disclose the net amounts that could be raised if 30%, 50%, 75% and 100% of the shares are sold. Revise your disclosure throughout so that it is consistent with this comment.

RESPONSE:

We concur with the Staff and revised the prospectus to reflect the $45,000 will be raised only if all the shares are sold.

2.

You indicate that you will sell the securities in $500 increments; however, your subscription agreement filed as Exhibit 99 does not indicate that there is a minimum subscription amount required. Revise your disclosure as appropriate, including in your Plan of Distribution section, to ensure that your disclosure accurately describes how the offering will be conducted and is consistent with your subscription agreement.

RESPONSE:

We concur with the Staff and revised the prospectus to remove reference to $500 increments.

3.

Please eliminate the tabular presentation. The information in this table appears to be readily determinable from other information on the cover page. Additionally, the current presentation emphasizes the sale of all securities, which may not occur in the context of a best efforts offering.

RESPONSE:

We concur with the Staff and revised the prospectus to remove the tabular presentation.

4.	It appears that the sixth and seventh paragraphs are duplicative. Please revise to eliminate unnecessary repetition.

RESPONSE:

We concur with the Staff and deleted the seventh paragraph.

Summary Information, page 3

5.

Please relocate the introductory information at the top of page 3 regarding forward looking information so that it appears after the risk factors section, given that the summary and risk factor sections are subject to plain English requirements. Refer to Item 503 of Regulation S-K and Rule 421(d) of Regulation C.

RESPONSE:

We concur with the Staff and moved the introductory paragraph AFTER the risk factors.

Business Summary, page 4

6.

You state that you must raise $475,000, in addition to the $45,000 “raise[d] from this offering,” to execute your business plan over the next 18 months. When referring to the dollar amount expected to be raised by this offering, your disclosure should clearly reflect the uncertainty with respect to the number of shares that may be sold, if any. Please revise here and throughout to avoid suggestions that the offering will be fully subscribed.  Also, briefly describe your business timeline expectations. You may wish to include an appropriate cross-reference to where this information is discussed in greater detail in the prospectus.

RESPONSE:

We concur with the Staff and revised the prospectus to disclose the uncertainty with respect to the number of shares that may be sold, if any, and added a risk factor describing our business timeline expectations, see question 10.

Risk Factors

We Have Self Underwritten Our Offering, page 5

7.

Please revise the risk factor caption to specifically describe the risk to investors that could result from the fact that the offering is being conducted on a best efforts basis by the company’s sole officer and director.

RESPONSE:

We concur with the Staff and revised the risk factor and caption as follows:

OUR OFFERING IS BEING CONDUCTED BY OUR SOLE OFFCER AND DIRECTOR ON A BEST EFFORTS BASIS.

We have self-underwritten our offering on a best efforts basis. No underwriter has engaged in any due diligence activities to confirm the accuracy of the disclosure in the prospectus or to provide input as to the offering price. There is no assurance that we can raise the intended offering amount.

“We do not have sufficient capital to continue maintaining our reporting status,” page 11

8.

Please revise your risk factor caption and text to clarify that you will have a reporting obligation only if your registration statement is declared effective. Revise throughout, including the Reports to Security Holders section on page 31, to ensure consistent disclosure. Disclose the consequences that may result if you fail to meet your Exchange Act reporting obligations.

RESPONSE:

We concur with the Staff and revised the Risk Factor as follows:

OUR REGISTRATION STATEMENT IS DECLARED EFFECTIVE, WE WILL BE SUBJECT TO THE SEC’S REPORTING REQUIREMENTS AND WE CURRENTLY DO NOT HAVE SUFFICIENT CAPITAL TO MAINTAIN THIS REPORTING STATUS WITH THE SEC.

If our registration statement is declared effective, we will have a reporting obligation to the SEC. As of the date of this Prospectus, the funds currently available to us will not be sufficient to meet our reporting obligations. If we fail to meet our reporting obligations, we will lose our reporting status with the SEC.  Our management believes that if we cannot maintain our reporting status with the SEC we will have to cease all efforts directed towards developing our company.  In that event, any investment in the company could be lost in its entirety.

9.

Further, to the extent you do not intend to register your common stock under Section 12(g) of the Exchange Act, please include a risk factor that informs investors that you will only be required to comply with the limited reporting obligations required by Section 15(d) of the Exchange Act. Briefly describe the limited reporting requirements.

RESPONSE:

We concur with the Staff and added the following Risk Factor:

STOCKHOLDERS MAY HAVE LIMITED ACCESS TO INFORMATION BECAUSE WE ARE NOT YET A REPORTING ISSUER AND MAY NOT BECOME ONE.

We are not currently a reporting issuer and upon this registration statement becoming effective we will be required to comply only with the limited reporting obligations required by Section 13(a) of the Exchange Act.  These reporting obligations may be automatically suspended under Section 15(d) of the Exchange Act if on the first day of any fiscal year other than the fiscal year in which our registration statement became effective, there are fewer than 300 shareholders.  If we do not become a reporting issuer and instead make a decision to suspend our public reporting, we will no longer be obligated to file periodic reports with SEC and your access to our business information will be restricted.  In addition, if we do not become a reporting issuer, we will not be required to furnish proxy statements to security holders, and our directors, officers and principal beneficial owners will not be required to report their beneficial ownership of securities to the SEC pursuant to Section 16 of the Exchange Act.

Business Description, page 17

10.

We note your statement on page 18 that you have not established a schedule for the completion of specific milestones contained in your business plan. Please provide a description of the activities you propose to undertake for the next 12 months based on the range of possible outcomes resulting from this offering. Refer to Item 101(a)(2) of Regulation S-K. In addition, clarify the business milestones you expect to be able to implement, and the timeline, should you receive the $475,000 in additional financing you indicate is necessary to establish business operations. To the extent you include this information in the plan of operations, consider including a cross-reference to the plan of operations section to avoid duplicative disclosure.

RESPONSE:

We revised the registration statement regarding the timing of our business plan and added the following risk factor regarding the company’s inability to include a timetable for the implementation of its business plan:

WE ARE UNABLE TO PROVIDE A TIME TABLE FOR THE IMPLEMENTATION OF OUR BUSINESS PLAN, WHICH CASTS SUBSTANTIAL DOUBT ON THE VIABILITY OF OUR BUSINESS AND OUR ABILITY TO CONTINUE AS A GOING CONCERN.

We anticipate that we will require a total of $475,000 ($430,000 in addition to the maximum of $45,000 that we are seeking to raise through this offering) in order to implement our business plan. What’s more, with the clear exception of the costs associated with this offering ($9,000) we anticipate that virtually all aspects of our business plan must be executed concurrently or near concurrently with each other in order for us to generate more than nominal revenues. Because we have taken no steps to identify potential sources of financing that we will require to execute our business plan we cannot estimate if or when we will obtain additional financing. Therefore, we are also unable to provide a timeline for the implementation of our business plan. Our inability to provide a timeline for the implementation of our business plan at this time casts substantial doubt on the viability of our business and will have an adverse impact on our ability to attract investors, which may cause the business to fail. Any investment in our business is therefore highly speculative.

Dilution, page 15

11.

Please revise to remove the brackets around the “net tangible book value per share before offering” disclosures in the table on page 15. Also, provide your calculations to support the “net tangible book value per share after the offering” and “dilution to new shareholder” disclosures.

RESPONSE:

We revised the prospectus to remove the parenthesis around the “net tangible book value per share before offering” and added the following calculation disclosure:

“Net tangible book value per share before offering” is calculated by dividing the number of shares outstanding before the offering by the tangible assets before the offering. “Net tangible book value per share after the offering” is calculated by dividing the number of shares outstanding after the offering by the tangible assets after the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 21

12.

You state on page 4 that the company believes with the money raised through this offering you will be able to “advance your business sufficiently” to attract more financing. Please expand your disclosures to explain, in detail, what this entails and describe the individual stages of the plan that you will be able to complete if 30%, 50%, 75% or 100% of the shares are sold in this offering.

RESPONSE:

We revised the Use of Proceeds chart on page 13 detailing various expenditures that we will complete if 30%, 50%, 75% or 100% of the shares are sold in this offering.  We also added the following risk factor regarding the company’s inability to include a timetable for the implementation of its business plan as described in response #10 and the following risk factor related to the financing.

WE ARE UNABLE TO IDENTIFY IN ANY DETAIL THE STEPS THAT WE WILL TAKE TO OBTAIN THE FINANCING REQUIRED TO EXECUTE OUR BUSINESS PLAN, WHICH CASTS SUBSTANTIAL DOUBT ON THE ABILITY OF OUR MANAGEMENT TO EXECUTE OUR BUSINESS PLAN AND OUR ABILITY TO CONTINUE AS A GOING CONCERN.

As of September 30, 2011 we had only nominal cash resources of $8,999 and we anticipate that we will require a total of $475,000 ($430,000 in addition to the maximum of $45,000 that we are seeking to raise through this offering) in order to implement our business plan. What’s more our sole officer and director has no experience in capital raising or identifying potential sources of financing for our business. Because our sole officer and director has no experience in capital raising or identifying potential sources of financing we are unable to identify in any detail the steps we will take to obtain the financing required to execute our business plan. Our inability to identify the steps we will take to obtain the financing we require casts doubt on the ability of our management to execute our business plan and on our ability to continue as a going concern.  If we are unable to identify and access sources of financing our business will fail and you will lose your investment.

Liquidity and Capital Resources, page 23

13.

We note your disclosures on page 21 where you state that the proceeds of this offering will satisfy your cash requirements for up to 31 months. Please clarify what you mean by “satisfy your cash requirements” and revise your liquidity discussion to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources, assuming the sale of 30%, 50%, 75% and 100% of the securities in this offering.

RESPONSE:

We concur with the Staff and revised the prospectus to state that the proceeds of this offering will satisfy our cash requirements for a limited time.  On page 13, under the Use of Proceeds” we expanded the table providing greater detail into our expenditures for 30%, 50%, 75%, or 100%.  However, it is paramount that we remain in good standing with the State of Florida and maintain our status as a reporting issuer with the SEC.

Notes to Audited Financial Statements

Note 8. Subsequent Events

14.

Your current disclosures in Note 8 do not appear to present a complete sentence. Please revise your disclosures accordingly and ensure that you disclose (a) the date through which subsequent events have been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued. We refer you to ASC 855-10-50-1.

RESPONSE:

We concur with the Staff and revised Note 8 as follows:

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated events subsequent to September 30, 2011 through December 7, 2011, which is the date these financial statements were available to be issued, to determine whether any event should be disclosed to keep the financial statements from being misleading.  Management found no such subsequent events to disclose.

Indemnification of Directors and Officers, page II

15.

You state that you will indemnify your officers and directors to the fullest extent permitted by the laws of the state of Florida. Please revise to explain in materially complete detail the scope of indemnification to which you are obligated by virtue of the interaction of the terms of the articles of incorporation and the laws of the state of Florida. Refer to Item 702 of Regulation S-K.

RESPONSE:

We revised the first paragraph under Indemnification of Directors and Officers as follows:

Title XXXVI, Chapter 607, of the Florida Statutes (the “Florida Business Corporation Act”) permits, but does not require, corporations to indemnify a director, officer or control person of the corporation for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, unless the Articles of Incorporation provide otherwise, whether or not the corporation has provided for indemnification in its Articles of Incorporation.

Article IX of our Articles of Incorporation provides that, to the fullest extent permitted by the Florida Business Corporation Act, we may indemnify or advance expenses to, any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person  (i) is or was a director of the Corporation; (ii) is or was serving at the request of the Corporation as a director of another corporation, provided that such person is or was at the time a director of  the Corporation, or (iii) is or was serving as the request of the Corporation as an officer of another Corporation, provided that such person is or was at the time a director of the Corporation or a director of such other corporation, serving at the request of the Corporation.   Unless otherwise expressly prohibited by the Florida Business Corporation Act, and except as otherwise provided in the previous sentence, the Board of Directors of the Corporation shall have the sole and exclusive discretion, on such terms and conditions as it shall determine, to indemnify, or advance expenses to, any person made, or threatened to be made, a party to any action, suit or proceeding by reason of the fact such person is or was an officer, employee or agent of the Corporation as an officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Florida.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosure(s):

1.   First Social Networx Corp.’s  Form S-1/A-1 Registration Statement